

Mail Stop 7010   January 2, 2009

Mr. John Pimentel
Chief Executive Officer
World Waste Technologies, Inc.
10600 North De Anza Boulevard, Suite 250
Cupertino, California 95014

> **Re: World Waste Technologies, Inc.**
> **Amendment No. 4 to Preliminary Information Statement on**
> **Schedule 14A**
> **Filed December 23, 2008**
> **File No. 001-11476**
>
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2008**
> **File No. 001-11476**

Dear Mr. Pimentel:

     We have reviewed the above referenced filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>PRELIMINARY PROXY STATEMENT</u>

<u>Selected Unaudited Pro Forma Combined Financial Information, page 92</u>

1. We note your response to prior comment 2. Please revise your table as follows:

- Please separate your table into two sections. The top section should show historical as well as equivalent pro forma per share amounts for World Waste Technologies, Inc. The bottom section should show historical and pro forma share and per share amounts related to the Vertex Energy, LP carve-out entity as well as the pro forma results for the combined entity, which should agree to the amounts included in the pro forma financial information beginning on page F-91;
- The top section should include a column next to the World Waste Technologies, Inc. historical column which shows the equivalent pro forma per share data for World Waste Technologies, Inc. This should be computed by taking the per share amounts derived from the pro forma financial information beginning on page F-91and multiplying by ten; and

- Please disclose the amount of net assets and net assets per share of the carve-out entity that will be retained by Vertex Energy, LP in a note to the bottom section of the table.

Financial Statements
Vertex Energy, L.P., page F-3
General

2. We are still evaluating your response to prior comment 3.

Vertex Energy, Inc., page F-36
Note 7. Subsequent Events, page F-43

3. Your disclosures indicate that the reverse stock split was effected by Vertex Energy, L.P. instead of Vertex Energy, Inc. Please revise your disclosure as necessary. Please also clarify in Note 1 to the financial statements that Vertex Energy, Inc. is also known as Vertex Nevada, if true, given that you refer to Vertex Nevada throughout the filing.

Unaudited Pro Forma Combined Financial Information, page F-91

4. Please show the pro forma impact of the transfer of assets, liabilities, and operations from the carve-out Vertex Energy, LP entity to Vertex Energy, Inc. separately from the pro forma impact of the merger of Vertex Energy, Inc. with World Waste Technologies, Inc. This may be accomplished by doing the following:

- The first two columns of the pro forma financial statements should be the historical financial statements of the carve-out Vertex Energy, LP entity and Vertex Energy, Inc.   The third column should show adjustments related to the assets, liabilities, and operations which will be retained by Vertex Energy, LP. The fourth column should be a subtotal column which represents the assets, liabilities, and operations which will be transferred to the new combined entity with World Waste Technologies, Inc.; and
- The fifth column should show the historical results of World Waste Technologies, Inc. which should be followed by an adjustments column to show any pro forma adjustments related to the merger with World Waste Technologies, Inc. The last column should be a total of the fourth and fifth columns.

5. On page 8 you provided additional disclosures regarding employment agreements that you plan to enter into upon consummation of the merger. Please disclose the nature and terms of these in your pro forma financial information and give pro forma effect to these arrangements in your pro forma financial statements, if applicable.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

6.   Please address the above comments in your future filings as applicable.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

7.   Please address the above comments in your interim filings as well.

*****

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Lawrence P. Schnapp, Esq.
       Troy Gould PC
       1801 Century Park East, Suite 1600
       Los Angeles, California 90067